07027880

82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

SUPPL

November 7, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the of a media release regarding the 3rd Quarter 2007 Review . This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

dw 11/14

82-35029

6 November 2007

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
3rd QUARTER 2007 REVIEW

A media release relating to the Westfield Group's Quarterly Operational Update is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

Westfield

6 November 2007

MEDIA RELEASE

WESTFIELD GROUP SUCCESSFULLY OPENS 5 MAJOR DEVELOPMENTS ACROSS 4 COUNTRIES

Today the Westfield Group (ASX: WDC) announced its 3rd Quarter 2007 Update. A significant highlight for the Group has been the successful opening of 5 major development projects with an aggregate cost of $1.5 billion across four countries in four weeks.

The Westfield Group has successfully completed and opened:

- In the United Kingdom: the £340 million redevelopment of Derby in the East Midlands, on 9 October at a yield of 8.5%;
- In Australia: the $170 million redevelopment of Kotara, in Newcastle on 18 October and the $190 million expansion at North Lakes in Brisbane on 25 October at yields of 9.1% and 9.5% respectively;
- In the United States: the US$160 million redevelopment of Annapolis in Maryland on 1 November at a yield of 10.0%; and
- In New Zealand: the NZ$210 million development of a new centre at Albany on Auckland's North Shore, which also opened on 1 November at a yield of 11.2%.

Westfield Group Managing Director, Steven Lowy, said "The delivery of these major projects highlights the global capabilities of the Group and reflects the expertise and depth of the Group's team with the unprecedented delivery of five major projects across four countries in a four week period."

"Each project has delivered a strong yield and created significant long term value for the Group."

These projects completed at an aggregate cost of $1.5 billion (Westfield Group investment $1.0 billion) have delivered strong investment returns, achieving a weighted average income yield of 9.4% thereby being accretive to the Group's operational and development earnings.

The redevelopment of Westfield Derby is the Group's first development in the United Kingdom and has been delivered six months ahead of the original schedule and in line with forecast.

"The successful delivery of our first UK project at Derby is particularly significant for the Group, confirming our ability to transfer development expertise to a new market," Mr. Lowy said.

The Group's global development program continues to enhance the value and market penetration of the existing portfolio. The Group currently has $5.6 billion of development projects underway and in excess of $10 billion of new development projects expected to commence over the next 3 years.

ENDS

To view a video presentation of the Group's recently completed developments after today's webcast please click here:
http://www.westfield.com/corporate/investor/wdc2007thirdquarterreview.html

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7426

All dollar amounts in Australian Dollars, unless otherwise stated

Westfield

MEDIA RELEASE

FACT SHEET – RECENTLY COMPLETED DEVELOPMENTS

Westfield Derby, East Midlands, United Kingdom:
Acquired: 2000
Development cost: £340 million
Development yield: 8.5%
Development opened: 9 October 2007
Area: 105,000 sqm
Number of retail stores: 150 specialty stores
New retailers to the region: 100
Anchors: Marks and Spencer and Debenhams department stores and Sainsbury supermarket, Cinema de Lux (opens Easter 2008)

Westfield Kotara, Newcastle, New South Wales, Australia:
Acquired: 2003
Development cost: $170 million
Development yield: 9.1%
Development opened: 18 October 2007
Area: 55,000 sqm
Number of retail stores: 230 specialty stores
New retailers to the region: 70
Anchors: David Jones department store, Kmart and Target discount department stores, and Coles and Woolworths supermarkets

Westfield North Lakes, Brisbane, Queensland, Australia:
Acquired: Originally 'greenfield' development, opened 2003
Development cost: $190 million
Development yield: 9.5%
Development opened: 25 October 2007
Area: 58,000 sqm
Number of retail stores: 200 specialty stores
Anchors: Myer department store (opens 2nd Quarter 2008), Target and Big W discount department stores, and Coles and Woolworths supermarkets

Westfield Annapolis, Annapolis, Maryland, United States:
Acquired: 1994
Development cost: US$160 million
Development yield: 10.0%
Development opened: 1 November 2007
Area: 136,500 sqm
Number of retail stores: 245 specialty stores
Anchors: Nordstrom, Lord & Taylor, Macy's, JC Penney and Sears department stores, Bow Tie Theatre

Westfield Albany, Auckland, New Zealand:
Acquired: 'Greenfield' development
Development cost: NZ$210 million
Development yield: 11.2%
Development opened: 1 November 2007
Area: 50,000 sqm
Number of retail stores: 140 specialty stores
Anchors: Farmers department store, Kmart discount department store, and New World supermarket, SkyCity Cinema (opens Easter 2008)

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide. It has investment interests in 120 shopping centres in four countries, with a total value in excess of $60 billion and is the largest retail property group in the world by equity market capitalisation.

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7426

82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

November 7, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the of a media release regarding the Issue of Stapled Securities Pursuant to Exercise of Options. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

6 November 2007

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

We advise that 20,934 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of executive options.

The New Securities will rank for distributions from 1 July 2007 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl

8Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,934
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted executive options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 November 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,942,182,660	Ordinary stapled securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	223,400 28,089,524 279,965	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 6 November 2007

Print name: Simon Julian Tuxen

== == == == ==

82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

SEC MAIL PROCESSING SECTION RECEIVED NOV 0 [illegible] 2007 WASH, D.C. 183

November 7, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the of a media release regarding the Issue of Stapled Securities Pursuant to Exercise of Options. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

6 November 2007

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

We advise that 20,934 ordinary stapled securities (the "New Securities") have been issued as a consequence of the exercise of executive options.

The New Securities will rank for distributions from 1 July 2007 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl

8Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,934
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted executive options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 November 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,942,182,660	Ordinary stapled securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	223,400 28,089,524 279,965	Options (Deutsche Bank) Options (Westfield America Trust) Options (Executive)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus *issue or pro* rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names *of countries* in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 6 November 2007

Print name: Simon Julian Tuxen

== == == == ==

END